

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Mark DeVita
Chief Financial Officer
Heritage-Crystal Clean, Inc.
2175 Point Boulevard, Suite 375
Elgin, IL. 60123

> **Re: Heritage-Crystal Clean, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2015**
> **Filed March 17, 2015**
> **File No. 1-33987**

Dear Mr. DeVita:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended January 3, 2015

Risk Factors, page 14

We may not be able to protect our intellectual property adequately, page 25

1.   We note this risk factor related to your intellectual property and references elsewhere in the annual report to patents. In future filings, please expand your Item 1. Business disclosure to include a discussion of your intellectual property. <u>See</u> Item 101(c)(1)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition

Critical Accounting Policies

Goodwill

2.   Please expand your disclosures to define the reporting unit level at which you test goodwill for impairment, including the number of reporting units that have goodwill and if/how you aggregate them for impairment testing. To the extent you determine the estimated fair values of your reporting units substantially exceed their carrying values, please disclose that determination. Alternatively, if the estimated fair value of any reporting unit is not substantially in excess of its carrying value, please disclose the following:

- The percentage by which the estimated fair value of the reporting unit exceeded the carrying value as of the most recent test;

- The degree of uncertainty associated with key fair value assumptions; and

- The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value.

Inventory

3.   We note that you wrote down inventory by $6.1 million in 2014 due to sharply declining prices of oil and oil products. Please enhance your disclosures to provide investors a better understanding of the factors you consider when evaluating inventory and discuss the assumptions and estimates you used when you performed your inventory impairment analysis. Furthermore, please expand your disclosures to clearly indicate the inventory category that was impaired.

Results of Operations

4.   Please quantify the extent to which increases/decreases in volumes sold and prices contributed to changes in revenues and income before taxes for consolidated and segment results during each period presented and discuss the factors that resulted in such increases/decreases. Please specifically quantify and discuss changes in average selling prices for base oil sold during each period presented. Refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance.

5.   Please expand your disclosures to discuss and quantify the main drivers affecting costs and how they impacted Segment Profit (Loss) during each period presented, as well as management's expectations of how they may impact future results. For example; we note for the year ended January 3, 2015, Environmental Services revenues increased 20.6% while segment profit increased 13.7%; however there does not appear to be a discussion of the reasons for the lower segment profit margin. Please discuss and quantify the significant components of your costs, provide an analysis of the changes, and address

expected trends and known effects on future operations. Also, please discuss and quantify the factors that impacted corporate costs during each period presented. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition

Equipment at Customers

6. In regard to your Revenue Recognition and Equipment at Customers accounting policies, please address the following:

    - Since it appears customers being sold cleaning machines may also be provided parts cleaning services, explain to us whether your arrangements contain multiple elements and describe each deliverable included. Also, if applicable, tell us how you account for each unit of accounting and how you allocate amounts to each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.
    - For Equipment at Customers, tell us how you considered the guidance in ASC 840-10-15 regarding whether your arrangements contain leases. Also, explain to us the general terms of these agreements, including time periods and payment provisions and tell us what is done with the equipment when a customer relationship is terminated.

Note 3: Business Combinations

7. We note that the purchase price allocation for the acquisition of FCC Environmental LLC is preliminary. Please provide the disclosures required by ASC 805-10-50-6.

8. Please disclose the specific underlying factors that led to goodwill being recognized in the acquisition of FCC Environmental LLC as required by ASC 805-30-50-1a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Anne McConnell, at (202) 551-3709, or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570, or in his absence, Craig E. Slivka, at (202) 551-3729, with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction